CureLab Veterinary, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
CureLab Veterinary, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
November 30, 2022

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	-	-
Total Current Assets	-	-
Non-current Assets		
Intangible Assets: Intellectual Property, net of Accumulated Amortization	252,641	-
Total Non-Current Assets	252,641	-
TOTAL ASSETS	252,641	-
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Legal Fees - IP Establishment	1,586	1,136
Total Current Liabilities	1,586	1,136
Long-term Liabilities		
Legal Fees - IP Establishment - Related Party	252,544	-
Total Long-Term Liabilities	252,544	-
TOTAL LIABILITIES	254,130	1,136
EQUITY		
Common Stock	97	-
Accumulated Deficit	(1,586)	(1,136)
Total Equity	(1,489)	(1,136)
TOTAL LIABILITIES AND EQUITY	252,641	-

Statement of Operations

	Year Ended December 31,	
	2021	2020
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Other	450	1,136
Total Operating Expenses	450	1,136
Net Income (loss)	(450)	(1,136)

Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(450)	(1,136)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Other	-	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-	-
Net Cash provided by (used in) Operating Activities	(450)	(1,136)
INVESTING ACTIVITIES		
Changes to Accrued Liabilities	353	1136
Net Cash provided by (used by) Investing Activities	-	-
FINANCING ACTIVITIES		
Issuance of Class A Common Stock	97	-
Net Cash provided by (used in) Financing Activities	97	-
Cash at the beginning of period	-	-
Net Cash increase (decrease) for period	0	0
Cash at end of period	-	-

Statement of Changes in Shareholder Equity

	Common Stock Class A		Common Stock Class B				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/20	-	-	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-	-	-
Net Income (Loss)	-		-		-	(1,136)	(1,136)
Ending Balance 12/31/2020	-	-	-	-	-	(1,136)	(1,136)
Issuance of Class A Common Stock	924,312	97	-	-	-	-	97
Issuance of Class B Common Stock	-	-	502	-	-	-	-
Net Income (Loss)	-	-	-	-	-	(450)	(450)
Ending Balance 12/31/2021	924,312	97	502	-	-	(1,586)	(1,489)

CureLab Veterinary, Inc
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

CureLab Veterinary Inc. (CLV) was founded in Delaware on October 22nd, 2020. The company plans to earn revenue through the development, marketing, and sales of the lead product Elenavet, which treats breast cancer in dogs, cats, and horses. Additionally, there is potential for the product to be used to treat other cancers, osteoarthritis, IBD, metabolic syndrome, and aging. The product will first be marketed in the United States, but will also be sold internationally, specifically Europe.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

<u>Use of Estimates and Assumptions</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash and Cash Equivalents</u>

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

<u>Fair Value of Financial Instruments</u>

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

<u>Concentrations of Credit Risks</u>

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high creditworthiness. The Company's management plans to assess the financial strength and creditworthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606," Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Intangible Assets

The cost of intangible assets with determinable useful lives is amortized to reflect the pattern of economic benefits consumed, either on a straight-line or accelerated basis over the estimated periods benefited. Patents, technology, and other intangibles with contractual terms are generally amortized over their respective legal or contractual lives. Customer relationships, brands, and other non-contractual intangible assets with determinable lives are amortized over periods generally ranging from 5 to 30 years. When certain events or changes in operating conditions occur, an impairment assessment is performed and the lives of intangible assets with determinable lives may be adjusted.

Property Type	Useful Life (in years)	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/21
Intellectual Property	-	252,641	-	-	252,641
Grand Total	-	252,641	-	-	252,641

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity-based compensation

The Company does not currently have an Equity-based compensation plan.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31st, 2021, the Company had outstanding accounts payable in the amount of $252,544 for legal fees incurred, establishing their IP, with a related party. The balance is non-interest bearing and due on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

On November 21st, 2012 CureLab Oncology entered into a royalty share agreement with University of Camerino during the IP development stage. As a result, CureLab Veterinary, Inc. is subject to pay 0.5% of gross revenue upon patent commercialization, or if the patent is licensed to a third party 6% of the price of assignment but not less than $1MM Euro.

During the year ended December 31st, 2021, the Company entered into an agreement to pay $35,000 over the next 3 years for work relating to the development and expansion of the Intellectual Property.

NOTE 5 – DEBT

See "Note 3 – Related Party Transactions".

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	252,544
2023	
2024	
2025	
2026	
Thereafter	

NOTE 6 – EQUITY

The Company has authorized 5,000,000 of Class A common shares with a par value of $0.0001 per share. 924,312 shares were issued and outstanding as of 2020 and 2021 with an additional 48,651 held in treasury pending shareholder agreement signature.

Voting: Class A common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors. As of December 31, 2021, no dividends had been declared.

The Company has authorized 502 of Class B common shares with a par value of $0.0001 per share. 502 shares were issued and outstanding as of 2020 and 2021.

Voting: Class B common stockholders are entitled to 10,000 votes per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

As of December 31, 2021, no dividends had been declared.

There is no liquidation preference of Class A over Class B.

The Company has authorized 113,637 of Class C preferred shares with a par value of $0.0001 per share. 0 shares were issued and outstanding as of 2020 and 2021 – see subsequent events.

Voting: Class C common stockholders are entitled to 1 vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Liquidation: In the event of a Liquidation Event either voluntary or involuntary, the holders of Class C Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of this Corporation to the holders of Class A Common Stock and Class B Common Stock by reason of their ownership thereof, on a pari passu basis, an amount per share equal to the sum of $22.00 for each outstanding share of Class C Preferred Stock and an amount equal to all declared but unpaid dividends on such share. (c) If, upon the occurrence of such event, the assets and funds thus distributed among the holders of the Class C Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid amount, then the entire assets and funds of this Corporation legally available for distribution to stockholders shall be distributed pro rata among the holders of the Class C Preferred Stock in proportion to the full amount each such holder is otherwise entitled to receive.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 30, 2022, the date these financial statements were available to be issued.

In August 2022, the company received a $2,500,000 investment from an angel investor in exchange for 113,637 shares of Class C Preferred Stock in the Company.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.